RWE AG
                          RECOMMENDED CASH OFFER FOR
                              INNOGY HOLDINGS PLC

          RESERVATION OF THE RIGHT TO REDUCE THE ACCEPTANCE CONDITION

     GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a company organized under the laws of The Federal Republic of Germany (the "Offeror"), and a wholly-owned subsidiary of RWE AG ("RWE"), announces that in relation to the recommended cash offer (the "Offer") made by it and (outside the United States) by Merrill Lynch International ("Merrill Lynch") on its behalf for (i) all issued and to be issued ordinary shares of 10 pence each ("Innogy Shares") of Innogy Holdings plc, a public limited company incorporated under the laws of England and Wales ("Innogy"), and (ii) all issued American Depositary Shares ("Innogy ADSs"), each representing ten Innogy Shares and evidenced by American Depositary Receipts, as set out in the Offer Document dated March 28, 2002 (the "Offer Document"), it reserves the right to reduce the minimum percentage (the "Minimum Percentage") of Innogy Shares (including Innogy Shares represented by Innogy ADSs) which the Offeror must have acquired or agreed to acquire in order to satisfy the acceptance condition of the Offer as set out in paragraph (a) of Part A of Appendix I to the Offer Document (the "Acceptance Condition") from 90% to any level in excess of 50%. Such reduction may be made on or after May 20, 2002.

     Under the UK City Code on Takeovers and Mergers, the Offeror is not required to declare its intention to reduce the Minimum Percentage and may, therefore, reduce the Minimum Percentage without any further notice. If the Acceptance Condition is satisfied (whether or not the Minimum Percentage is reduced), and all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived, the Offer will be wholly unconditional at that time and, as a result, withdrawal rights will have terminated. Holders of Innogy Shares and Innogy ADSs who have already accepted the Offer but whose willingness to accept the Offer would be affected by a reduction of the Minimum Percentage may wish to consider withdrawing their acceptances with respect to such securities now. This announcement is being made to comply with US regulatory requirements.

     As separately announced today, the Offer has been extended and will remain open for acceptance until 3:00 p.m. (London time), 10:00 a.m. (New York City time), on Friday, May 24, 2002. Any extensions of the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom, 8:00 a.m. (New York City time) in the United States on the business day following the day on which the Offer was due to expire.

     Subject to the Offer becoming or being declared wholly unconditional, holders of Innogy Securities who accept the Offer will receive 275 pence in cash for each Innogy Share and 2,750 pence in cash for each Innogy ADS.

                           _________________________

     Certain terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the Offer Document.

     This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, the Form of Acceptance and the Letter of Transmittal accompanying the Offer Document. RWE has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC. Free copies of those documents are available on the SEC's website at www.sec.gov. Holders of Innogy Shares or Innogy ADSs are advised to read the Offer Document and the Tender Offer Statement because they contain important information.

     The availability of the Offer to holders of Innogy Shares or Innogy ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Holders of Innogy Shares or Innogy ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

     Unless otherwise determined by RWE and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by RWE and permitted by applicable law and regulation, neither copies of this announcement nor any other documents related to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

     The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have the clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

     Merrill Lynch is acting for RWE and the Offeror and for no one else in connection with the Offer and will not be responsible to anyone other than RWE and the Offeror for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer.

     The Offer in the United States is made solely by the Offeror, and neither Merrill Lynch nor any of its affiliates is making the Offer in the United States.

May 13, 2002